ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
Kathleen.Nichols@ropesgray.com

February 27, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:                          PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 127

Dear Ms. Dubey:

This letter is being filed to respond to the comments you provided to me telephonically on February 22, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 127 to its registration statement.  PEA No. 127 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on December 15, 2017 and was designated to become effective on February 28, 2018.  PEA No. 127 was filed in connection with the launch of PNC Treasury Plus Money Market Fund (the “Fund”) and related only to the Fund.  The Trust is filing PEA No. 129 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement (the “485(b) Amendment”).

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Prospectus

1.            Comment: Please include in the Statement of Additional Information a table setting forth the persons who own of record or are known by the Predecessor Fund to own beneficially 5% or more of each class of the Predecessor Fund.

Response: The requested changes have been made.

2.            Comment: The Staff notes that the Fund’s name includes the term “Plus.”  It is the position of the Staff that the term “Plus” indicates that the Fund invests exclusively in short-term direct obligations of the U.S. Treasury, repurchase agreements collateralized by obligations of the U.S. Treasury, and other money market funds that invest exclusively in such obligations, and that such exclusive investment may not include cash and cash equivalents.  Please revise the Fund’s disclosure regarding its potential investments in accordance with the use of “Plus” in the Fund’s name.

Response: In response to the Staff’s comment, the Trust has revised the applicable disclosure as follows:

“Under normal circumstances, the Fund invests exclusively in short-term direct obligations of the U.S. Treasury, such as Treasury bills and notes, repurchase agreements collateralized by obligations of the U.S. Treasury, and in other money market funds that invest exclusively in such obligations~~, and in cash and cash equivalents, including demand deposits with a bank~~. The Fund will provide shareholders with at least 60 days’ written notice before it will adopt a policy that will permit the Fund to invest less than 100% of its assets plus any borrowings for investment purposes in such securities. Notwithstanding the above, the Fund may hold a portion of its assets in cash and cash equivalents, including demand deposits with a bank, pending investment, to satisfy redemption requests or to meet the Fund’s other liquidity management needs.”

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:                              Thomas R. Rus

Mallory L. Bivens

Jeremy C. Smith, Esq.